Exhibit 99.1

FrontFour Releases Letter to Obsidian Shareholders

Announces Intention to Nominate Four Highly Qualified Board Candidates for Election at Obsidian’s 2018 Annual General Meeting

Outlines Central Tenets of Value Creation Strategy

Sets the Record Straight on Rejected Settlement Offer From Obsidian

GREENWICH, Conn., March 20, 2018 /PRNewswire/ – FrontFour Capital Group LLC together with its affiliates, a significant shareholder of Obsidian Energy Ltd. (“Obsidian” or the “Company”) (TSX/NYSE: OBE), today issued an open letter to the Company’s stockholders. The full text of the letter follows:

March 20, 2018

Dear Fellow Shareholders,

As previously disclosed, FrontFour Capital Group LLC (together with its affiliates, “FrontFour” or “we”) and its principals are significant long-term shareholders of Obsidian, collectively beneficially owning over 31 million shares, representing approximately 6.2% of Obsidian’s outstanding shares. Since issuing our first public letter to shareholders on January 17, 2018, Obsidian’s shareholders have expressed a common theme of frustration with Obsidian’s inconsistent and unsound strategic plan, flawed hedging strategy and poor leadership team. Accordingly, we are announcing our intention to nominate four highly qualified directors for election at Obsidian’s 2018 annual general meeting. We intend to formally nominate our highly qualified candidates once the meeting has been called.

In the weeks to come, FrontFour will release its detailed value creation strategy at Obsidian, initially centered on streamlining the Company’s organizational profile via:

•	the disposition of the Company’s remaining non-core legacy gas-weighted production; and
•	the divestiture of Obsidian’s operations in the Alberta Viking and Peace River.

Obsidian has the ability to aggressively shift the drilling program to the higher return Cardium, where the Company has a deep and enviable inventory. Given the size and resources of Obsidian it is very important to bring focus to the portfolio. While the Alberta Viking and Peace River are both attractive assets, for Obsidian they are non-core and should be monetized. Given that multiple parties have expressed interest to FrontFour in such assets, should they become available, we strongly believe this is an executable course of action.

We believe the monetization of the Alberta Viking, Peace River and the remaining non-core legacy assets would result in:

•	the ability to significantly reduce Obsidian’s corporate general & administrative expense which is bloated, even when adjusting for their off-market legacy office lease expense;

•	the removal of the negative drag on funds flow from operations (“FFO”) from the legacy gas-weighted production, thereby improving Obsidian’s performance metrics, while also reducing asset retirement obligations; and
•	allowing the Company to continue to delineate its acreage in the Mannville should condensate pricing remain strong.

In turn, FrontFour’s value creation strategy would focus on re-deploying the proceeds from the divestitures of the Alberta Viking and Peace River in the following manner:

•	pay down enough debt to keep Obsidian’s leverage ratio constant on a forward 12-month basis at strip;
•	immediately expedite the Company’s primary drilling program within the Cardium, specifically within the bioturbated zone within Willesden Green, with a focus on aggressively growing the Company’s light oil-weighted production and by extension drive reserve and FFO growth and which would further deleverage the Company while displaying the true potential of its asset base; and
•	initiate a share buyback program designed to take advantage of the significant discount at which the Company’s shares currently trade relative to their intrinsic value, while also increasing shareholders’ ownership exposure to the Company’s dominant position in the Cardium which is highly coveted by potential strategic acquirers.

On March 12, 2018, Obsidian announced a proposed 1:3 reverse stock split to be voted on at its 2018 annual general meeting. This proposal is in response to a notification from the New York Stock Exchange (“NYSE”) that the Company was no longer in compliance with one of the NYSE’s continued listing standards because the average closing price of Obsidian was less than US$1.00 per share over a consecutive 30 trading day period. FrontFour will be voting against the reverse stock split proposal. The historic track record of subsequent stock price performance by companies that execute reverse stock splits from perceived positions of weakness is very poor. Furthermore, the proposal by management and the board of directors (the “Board”) signals to us that they themselves may lack confidence in their operating and strategic plan to catalyze the stock price sustainably above US$1.00.

In contrast, it is our strong belief that our plan would result in a value proposition for investors that would be valued significantly higher by the public equity markets and would quickly result in Obsidian being back in compliance with NYSE listing standards. We believe our nominees’ strong collective technical and operational expertise within the energy industry, coupled with significant financial and strategic experience across numerous complex situations, will bring a fresh perspective to the Board and will help drive the necessary decisions needed to close the significant value gap between Obsidian’s current stock price relative to its intrinsic value.

Biographies of FrontFour’s Nominees:

Steven P. Evans

Mr. Evans had a 31-year career with Chevron / Texaco until his retirement in 2012. Most recently held the position of general manager, North America exploration at Chevron.

•	In this role, Mr. Evans was responsible for leading exploration activities in the Gulf of Mexico (both shelf and deepwater), onshore United States, onshore Canada, offshore the Atlantic Coast in Canada, and Alaska with annual budgets ranging from US$500 million to US$1.2 billion;
•	Asked by CEO of Texaco to participate on the Chevron/Texaco merger team. Served in this capacity from November 2000 through December 2001 and helped generate over US$300 million in expense savings for the new organization;
•	Previously, Mr. Evans started with Texaco as manager of finance, planning and portfolio for E&P technology in 1989 and assumed various leadership roles in strategy and planning;
•	Prior to 1989, Mr. Evans completed assignments in reservoir engineering, operations research and planning. He started his career with Pennzoil in 1980; and
•	Currently a director of Venari Resources, a private-equity backed deepwater Gulf of Mexico start-up.

Michael J. Faust

Mr. Faust has 34 years of industry, financial and leadership experience within the oil and gas sector, including diverse geological, geophysical and technical reservoir experience spanning many different basins and formations throughout the world.

•	Mr. Faust was most recently the Vice President of Exploration and Land at ConocoPhillips Alaska, Inc. where he oversaw and managed the company's exploration organization and strategy in Alaska;
•	Mr. Faust previously served as the Vice President of Exploration and Land at ConocoPhillips Canada Resources Ltd. where he was responsible for Conoco’s Canadian exploration activities with significant experience within the Deep Basin and various formations within the Western Canadian Sedimentary Basin;
•	Joined Arco Alaska, Inc. in 1997 where he held multiple senior positions up to and following Phillips Petroleum Co.'s acquisition of Arco Alaska in 2000 and the subsequent merger between Phillips and Conoco Inc., which created ConocoPhillips Alaska, Inc. in 2002;
•	Positions of increasing responsibility at Arco Alaska included Chief Geophysicist, Development Geoscience Manager, Technology and Operations Manager, and Offshore Exploration Manager;
•	Prior to Arco Alaska, Mr. Faust held various positions with Exxon Exploration Company and Esso Norge A.S. after beginning his career with Exxon Co. USA in 1983; and
•	Mr. Faust is currently the lead independent director at SAEploration, an oilfield service company.

Matthew (“Matt”) Goldfarb

Mr. Goldfarb has over 20 years of diverse experience as an investor, senior management roles at companies undergoing financial restructurings, legal counsel, and board director across numerous industries where he has helped drive successful outcomes for shareholders.

•	Mr. Goldfarb is a founding partner and managing member of Southport Midstream Partners LLC, a private-equity backed investment vehicle focused on energy infrastructure projects in North America;
•	Mr. Goldfarb also serves as Chief Restructuring Officer and Acting Chief Executive Officer of Cline Mining Corporation;
•	Mr. Goldfarb previously served as Chief Executive Officer of Xinergy Ltd., having previously served as its Vice Chairman and lead independent director since its IPO in December 2009 through November 2013;
•	Mr. Goldfarb previously was an attorney at Icahn Associates Corp. and Schulte Roth & Zabel LLP; and
•	Mr. Goldfarb has served on the Boards of Sevcon, Inc., Midway Gold Corporation, The Pep Boys – Manny, Moe & Jack, Huntingdon Capital Corp., Fisher Communications, Inc., CKE Restaurants, Inc., and James River Coal Company.

Stephen E. Loukas

Mr. Loukas has nearly 20 years of experience as an investor, investment banker, and financial restructuring consultant with significant experience across a broad-based number of industries.

•	Mr. Loukas has been a Managing Member and Portfolio Manager of FrontFour Capital Group LLC since February 2009 where he helps oversee the firm’s investment portfolio;
•	Previously, Mr. Loukas held roles including Director at Credit Suisse Securities where he was a Portfolio Manager and Head of Investment Research of the Multi-Product Event Proprietary Trading Group and at Pirate Capital where he was a senior investment analyst;
•	Mr. Loukas has also worked within the Corporate Finance & Distribution Group of Scotia Capital where he focused on the structuring and syndication of leveraged loans and high yield debt;
•	Mr. Loukas started his career at financial restructuring firm Zolfo Cooper where he assisted corporate clients in the development and implementation of operational and financial restructuring plans; and
•	Mr. Loukas has previously served as a director of Xinergy Ltd.

As stated in our January 17th letter to Obsidian’s shareholders, we worked tirelessly to come to an amicable agreement with Obsidian’s Board on the addition to the Board of one mutually agreed upon independent nominee proposed by FrontFour, as part of an effort to work constructively with the Company to maximize shareholder value. In response, Obsidian’s Board issued a defensive and inaccurate press release stating that it had negotiated in good faith, but that FrontFour had refused to sign the same agreement executed by Edward (Ed) H. Kerneghan in connection with his appointment to the Board. The time has come for FrontFour to set the record straight. Some of the settlement terms proposed by Obsidian at various times were as follows:

•	Obsidian refused to be transparent as to the composition of the Board slate for the 2018 annual general meeting and insisted upon retaining the ability to replace undisclosed incumbent directors with new (and also undisclosed) director candidates at the meeting – an outcome which had the potential to more than offset the positive board influence that FrontFour is looking to effectuate through its Board nominees;
•	Nevertheless, Obsidian wanted FrontFour to agree to vote in accordance with all of management’s future recommendations on all matters of business through January 1, 2019; and
•	FrontFour was initially denied a standard replacement right in the event that their mutually agreed upon director became unable to serve in the future, and was then asked to agree to only have the right to recommend a replacement that would be considered (and potentially rejected) at the Board’s sole discretion.

These and other terms proposed by Obsidian were off-market in the context of a settlement agreement of this nature. Neither FrontFour nor any sophisticated institutional shareholder would, consistent with their fiduciary obligations to their investors, effectively hand over blank proxies to Obsidian’s management and existing Board. However, most importantly, we believe agreeing to these terms would have further entrenched this Board and resulted in an extension of the value destructive status quo at Obsidian.

We are committed, long-term investors with a strong track record of alignment and value creation in situations where we have sought change. We believe that significant upside exists in Obsidian’s shares from current levels. The current Board has had ample time and opportunity to identify and unlock that value, but has failed. The time for change at Obsidian has come.

Sincerely,

Zachary R. George Portfolio Manager	David A. Lorber Portfolio Manager	Stephen E. Loukas Portfolio Manager

FRONTFOUR CAPITAL GROUP LLC

FrontFour Capital Group LLC, located in the United States at 35 Mason Street, Greenwich, CT 06830, was formed in December 2006. FrontFour Capital Group LLC is registered with the Securities & Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended.

ADDITIONAL INFORMATION CONCERNING FRONTFOUR’S PROPOSED BOARD NOMINEES

Name Province/State, Country of Residence	Present Principal Occupation, Business or Employment and in Five Preceding Years	Number of Common Shares of Obsidian Beneficially Owned or Controlled
Steven P. Evans Texas, USA	Retired since 2013. Prior to his retirement, Mr. Evans was VP- Head of Exploration for North America for Chevron.	Nil
Michael J. Faust Alaska, USA	Currently a consultant at Quartz Geophysical LLC. Prior thereto, Mr. Faust was Vice President Exploration, Business Development and Land for ConocoPhillips Alaska, Inc.	Nil
Matthew Goldfarb Connecticut, USA	Founding partner and managing member of Southport Midstream Partners LLC	124,500
Stephen E. Loukas New York, USA	Managing Member and Portfolio Manager of FrontFour Capital Group LLC.	254,650

Each of FrontFour’s proposed board nominees has been indemnified by an affiliate of FrontFour in connection with such board nominee’s nomination for election at Obsidian’s 2018 Annual General Meeting.

Penalties or Sanctions

To the knowledge of FrontFour, none of FrontFour’s proposed board nominees, has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Individual Bankruptcies

To the knowledge of FrontFour, none of FrontFour’s proposed board nominees is or has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of FrontFour and except as set out below, none of FrontFour’s proposed board nominees is, or has been within the past ten years, a director or executive officer of any company that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemptions under securities legislation that was in effect for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after that individual ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation that was in effect for a period of more than 30 consecutive days; or (iii) within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In December 2013, and in contemplation of a financial restructuring, Mr. Goldfarb was retained by the Cline Mining Corporation board of directors, at the instruction of its senior lenders, to lead the financial restructuring and optimization of the mining assets of the Toronto Stock Exchange-listed issuer. Companies’ Creditors Arrangement Act (Canada) (“CCAA”) insolvency proceedings and related Chapter 15 "recognition" proceedings relating to the “work-out” of Cline Mining Corporation were initiated in December 2014, and the company emerged therefrom in July 2015.

Mr. Goldfarb resigned as CEO of Xinergy, Ltd. in November 2013. Xinergy filed for bankruptcy protection under Chapter 11 in July 2015 due to challenging market conditions, given its exposure to metallurgical coal pricing.

On June 22, 2015, Midway Gold Corporation and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado, seeking ancillary relief in Canada pursuant to the CCAA in the Supreme Court of British Columbia in Vancouver, Canada. On January 29, 2016, Mr. Goldfarb was appointed as an independent director of Midway to assist the issuer in its ongoing financial restructuring and asset-sale efforts.

The information contained in this news release does not and is not meant to constitute a solicitation of a proxy within the meaning of applicable securities laws. Although FrontFour intends to nominate the proposed nominees for election at Obsidian’s 2018 Annual General Meeting, there is currently no record or meeting date and Obsidian shareholders are not being asked at this time to execute a proxy in favour of any matter, including the proposed nominees. In connection with Obsidian’s 2018 Annual General Meeting, FrontFour may file a dissident information circular in due course in compliance with applicable securities laws. Notwithstanding the foregoing, FrontFour is voluntarily providing the disclosure required under section 9.2(4) of National Instrument 51-102 – Continuous Disclosure Obligations in accordance with securities laws applicable to public broadcast solicitations. Any solicitation made by FrontFour will be made by it and not by or on behalf of the management of Obsidian. All costs incurred for any solicitation will be borne by FrontFour, provided that, subject to applicable law, FrontFour may seek reimbursement from Obsidian of FrontFour’s out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with any successful result at a meeting of Obsidian shareholders. Proxies may be solicited by FrontFour pursuant to an information circular sent to shareholders after which solicitations may be made by or on behalf of FrontFour by mail, telephone, fax, email or other electronic means as well as by newspaper or other media advertising, and in person by directors, officers and employees of FrontFour, who will not be specifically remunerated therefor. FrontFour may also solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws, including through press releases, speeches or publications, and by any other manner permitted under applicable Canadian laws. FrontFour may engage the services of one or more agents and authorize other persons to assist in soliciting proxies on its behalf, which agents would receive customary fees for such services. Once FrontFour has commenced any solicitation of proxies, proxies may be revoked by instrument in writing by a shareholder giving the proxy or by its duly authorized officer or attorney, or in any other manner permitted by law and the articles or by-laws of Obsidian. None of FrontFour nor, to its knowledge, any of its associates or affiliates, has any material interest, direct or indirect: (i) in any transaction since the beginning of Obsidian’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect Obsidian or any of its subsidiaries; or (ii) by way of beneficial ownership of securities or otherwise, in any matter proposed to be acted on by Obsidian, other than the election of directors to the board of Obsidian. Obsidian’s principal office address is 200, 207 - 9th Avenue SW Calgary, Alberta T2P 1K3.

CONTACT

Investor Contact:

Stephen Loukas
FrontFour Capital Group LLC
35 Mason Street, 4th Floor
Greenwich, CT 06830
203-274-9050